Exhibit 1.01
STEEL PARTNERS HOLDINGS L.P.
CONFLICT MINERALS REPORT
(For the Calendar Year Ended December 31, 2023)

Introduction

Steel Partners Holdings L.P. (“SPLP” or the “Company”) is a diversified global holding company that engages, through subsidiaries and affiliates, in multiple businesses. Its consolidated subsidiaries operate through the following segments: Diversified Industrial, Energy, Financial Services, and Corporate and Other.

This Conflict Minerals Report is submitted pursuant to Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act and Rule 13p-1 under the Securities Exchange Act of 1934, as amended. Rule 13p-1 requires disclosure of certain information when a company manufactures or contracts to manufacture products (“Covered Products”) for which the minerals specified in the Rule are necessary to the functionality or production of those products. The specified minerals are gold, columbite-tantalite (coltan), cassiterite and wolframite, including their derivatives, which are limited to tantalum, tin and tungsten (collectively, the “Conflict Minerals”), that originated in the Democratic Republic of the Congo (“DRC”) and certain adjoining countries (collectively with the DRC, the “Covered Countries”).

SPLP has reviewed the activities of its consolidated subsidiaries and concludes that this Conflict Minerals Report should address the activities of its Diversified Industrial segment. Based on its review, the Company determined that some of the products in its Diversified Industrial segment contain or may contain Conflict Minerals potentially necessary to the production or functionality of the product in question.

The Diversified Industrial segment is composed of manufacturers of engineered niche industrial products. As of December 31, 2023, the Diversified Industrial segment consisted of the Products listed below under “Product Description.” With these products, the Diversified Industrial segment serves a diverse customer base, including the construction, electrical, electronics, transportation, power control, utility, medical, oil and gas exploration, aerospace and defense, food, telecom and datacom, industrial, architectural and entertainment industries.

Reasonable Country of Origin Inquiry

The Company conducted a reasonable country of origin inquiry (“RCOI”) for its operations as of December 31, 2023. The Company supports the Responsible Minerals Initiative (“RMI”) and uses the RMI’s Conflict Minerals Reporting Template (“CMRT”) as part of its RCOI process.

The Company reviewed its product portfolio and determined that some of the products in its Diversified Industrial segment contain or may contain Conflict Minerals potentially necessary to the production or functionality of the product in question. The Company does not purchase any Conflict Minerals directly from any Covered Country. As such, the Company relies on the direct suppliers of its Diversified Industrial segment to provide information on the origin of any Conflict Minerals contained in any components and materials supplied to its operating subsidiaries, including sources of Conflict Minerals that are supplied to them from lower tier suppliers.

As part of the foregoing, the Company’s products and suppliers were assessed in order to identify Conflict Minerals scope and risk. The Company, in good faith, determined that it was not practical to conduct a survey of all suppliers in its supply chain. Rather, the Company determined that a reasonable approach was to conduct a survey of direct suppliers if the components and materials supplied by those firms suggested they were likely to contain Conflict Minerals or had been confirmed to contain Conflict Minerals.

The Company estimates that it identified 173 direct suppliers (“In-Scope Suppliers”) for inclusion in the 2023 RCOI. The Company surveyed the In-Scope Suppliers and reviewed submitted CMRTs against established criteria to determine if further follow-up was required. The Company sent additional requests to those In-Scope Suppliers who did not complete the CMRT after the initial request or whose CMRT was determined to be incomplete. As necessary, the Company provided guidance to those In-Scope Suppliers who were unfamiliar with the CMRT. After completing its procedural escalations steps, the Company received completed responses from approximately 154 of the In-Scope Suppliers surveyed (an estimated response rate of approximately 89%).

From the approximate 154 responses received, the In-Scope Suppliers identified approximately 915 smelters or refiners, which are the facilities used to process the necessary Conflict Minerals in our products. Of the 915 smelters or refiners, approximately 680 (or approximately 75%) were identified as conformant smelters/refiners (as determined by the RMI and defined below).

Due Diligence

Design of Due Diligence Framework

The Company has designed its Conflict Minerals due diligence process to substantially be in accordance with the five-step framework for risk-based due diligence in the mineral supply chain set forth in the Organisation for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas.

Step	Actions Taken
Establish strong company management systems.
The Company has established its Conflict Minerals Policy, which is publicly available on the Company’s website at www.steelpartners.com/investor-information/.

The Company has established a corporate, cross-functional working team to manage its conflict mineral due diligence process. This team is responsible for the Company’s Conflict Minerals Policy, its implementation and monitoring, and providing support and instruction on the conflict minerals due diligence measures that are required to be implemented for each of the Company’s operating subsidiaries.

The Company has established a process and management system for tracking conflict minerals due diligence and previously engaged a third-party consulting firm with subject matter expertise to assist the Company with this process.

The Company’s conflict minerals program is monitored by, and subject to reporting to, its senior management.

The Company has established a grievance mechanism whereby individuals can contact the Company with any concerns related to possible violations of the Conflict Minerals Policy. Please see “Other Items” below.

Identify and assess risk in the supply chain.
Please see “Due Diligence Measures Performed” below.

The Company has developed a process for all its operating subsidiaries to provide support with evaluating risk in their individual supply chains. Risk is assessed based on suppliers’ answers provided in the CMRT.

Where applicable and appropriate, the Company uses industry validation schemes to identify smelters and refiners compliant with such schemes for use in its supply chain.

Design and implement a strategy to respond to identified risks.
The Company reports information gathered and the actual and potential risks identified from its conflict minerals due diligence to senior management.

The Company adheres to its Conflict Minerals Policy and communicates with its direct suppliers the Company’s supply chain due diligence expectations with respect to Conflict Minerals.

Carry out independent third-party audit of supply chain due diligence at identified points in the supply chain.
Neither the Company, nor any of its consolidated subsidiaries, typically has a direct relationship with mines, smelters or refiners of Conflict Minerals and thus does not perform or direct audits of these entities.

The Company tracks the mines, smelters and refiners that have been identified by its consolidated subsidiaries’ direct suppliers as part of the RMI and will take appropriate action as necessary based on the Company’s Conflict Minerals Policy. The Company relies upon industry efforts to influence smelters and refiners to undergo audits and become certified through the RMAP.

Report on supply chain due diligence.
Per its Conflict Minerals Policy, the Company has submitted and complied with its obligations under Form SD, including, but not limited to, the filing of this Conflict Minerals Report as required.

This Conflict Minerals Report is publicly available on the Company’s website at www.steelpartners.com/investor-information/.

Due Diligence Measures Performed and Efforts to Determine the Mine or Location of Origin of the Necessary Conflict Minerals in Our Products

The Company estimates that it identified approximately 173 In-Scope Suppliers for inclusion in the 2023 RCOI. The Company surveyed the In-Scope Suppliers and requested information on the mine or location of origin of the necessary conflict minerals contained in our products. The Company reviewed submitted CMRTs against established criteria to determine if further follow-up was required. The Company sent additional requests to those In-Scope Suppliers who did not complete the CMRT after the initial request or whose CMRT was determined to be incomplete. As necessary, the Company provided guidance to those In-Scope Suppliers who were unfamiliar with the CMRT. After completing its procedural escalations steps, the Company received completed responses from approximately 150 of the In-Scope Suppliers surveyed (an estimated response rate of approximately 89%).

From the approximately 154 responses received, the In-Scope Suppliers identified approximately 915 smelters or refiners, which are the facilities used to process the necessary Conflict Minerals in our products. Of the approximately 915 smelters or refiners, the Company identified approximately 680 (or approximately 75%) as conformant smelters/refiners (as determined by the RMI). A smelter or refiner is considered “conformant” if the audited smelter or refiner has successfully completed an RMAP audit and maintains good standing in the program, through a continual validation process. These smelters or refiners have the systems and processes in place to support responsible sourcing of raw materials and can provide evidence to support their sourcing activities. The RMI notes on the active smelters list the names of any smelters or refiners that have left the “conformant” list and intend to re-enter the program.

Because the Company’s direct suppliers surveyed were unable to specifically identify all the smelters or refiners in their supply chain, the Company does not know: (i) the mine or location of origin of all of the necessary Conflict Minerals that are or may be contained in its products; (ii) the country of origin of all of the necessary Conflict Minerals that are or may be contained in its products; or (iii) all of the facilities used to process the necessary Conflict Minerals that are or may be contained in its products.

Independent Private Sector Audit

No independent private sector audit of this Conflict Minerals Report was required or performed for the calendar year ended December 31, 2023.

Risk Mitigation and Future Due Diligence Measures

In the future, the Company intends to monitor RMI and other industry and regulatory initiatives related to Conflict Minerals and, on an as needed basis, engage third-party experts to assist the Company with its conflict minerals due diligence procedures.

Additionally, the Company, through its consolidated subsidiaries, expects to refine its standard operating procedures in an attempt to ensure that its subsidiaries’ new suppliers and products are evaluated as “Conflict Free” prior to formal contract acceptance and new production introduction.

The Company, through its consolidated subsidiaries, expects to have its subsidiaries review their contracts with their suppliers and working to include, on a go-forward basis, a Conflict Minerals “flow down” clause in new or renewed supplier contracts.

The Company, through its consolidated subsidiaries, expects to engage its direct suppliers and direct them to training resources in an attempt to increase direct supplier response rates and improve the content of the direct supplier survey responses.

The Company uses a risk-based approach to narrow its in-scope suppliers and improve its overall supplier response rate.

The Company intends to continue carefully reviewing the activities of its consolidated subsidiaries to determine whether additional reporting may be required in the future.

Product Descriptions

The Company’s diverse product offerings are manufactured in North America, Europe and Asia and marketed throughout the world. As of December 31, 2023, the operating units in the Company’s Diversified Industrial segment encompassed the following businesses: Joining Materials, Tubing, Building Materials, Performance Materials, Electrical Products, Kasco Blades and Route Repair Services (“Kasco”), and Metallized Films. The table below includes the Company’s product offerings in its Diversified Industrials segment as of December 31, 2023.

Business Segment	General Product Description
Joining Materials	Brazing alloys Brazing fluxes Brazing and soldering pastes

Tubing	Stainless steel tubing Welded carbon steel tubing
Building Materials	Roof and deck fasteners Roof insulation adhesives Roof drains, vents and flashing Roof pipe supports Roof repair tape Roof mounting systems Engineered metal nailers
Performance Materials	Fiberglass fabrics Fiberglass reinforcing mesh Aramid fabrics Quartz fabrics
Electrical Products	Power electronic equipment Motion control equipment Power protection equipment Power quality electromagnetic equipment Custom gears Custom gearboxes
Kasco	Meat grinder plates and knives Meat cutting blades Bakery and bread slicing blades Wood cutting blades and saws Cutlery Blade sharpeners Butcher supplies
Metallized Films	Coated films Laminated films Metalized films
Other Items

SPLP’s Conflict Minerals Policy is publicly available at www.steelpartners.com/investor-information/. The Company has established a grievance mechanism whereby individuals can contact the Company with any concerns related to possible violations of the Conflict Minerals Policy via one of the following channels:

•By logging concerns at www.steelpartners.ethicspoint.com
•By calling, toll free:
i.In the United States, Canada or Puerto Rico: 1-877-254-1690
i.All other jurisdictions: visit www.steelpartners.ethicspoint.com for dialing instructions from your country.

Cautionary Note Concerning Forward-Looking Statements

Information provided in this Conflict Minerals Report may contain statements relating to current expectations and plans that are “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements generally relate to the Company’s plans, objectives and expectations for future plans and events and are based upon its management’s current estimates. Specifically, this Conflict Minerals Report contains forward-looking statements relating to: (i) our intention to monitor industry trends relating to Conflict Minerals and,on an as needed basis,engage third-party experts, (ii) our expectation that we will refine our standard operating procedures, (iii) our expectations that our subsidiaries’ suppliers contracts will, on a go-forward basis, include a Conflicts Minerals “flow down” clause, (iv) our intentions to engage with our direct suppliers and (v) our intention to carefully review the activities of our consolidated subsidiaries to determine whether additional reporting may be required in the future. These statements are subject to risks and uncertainties and may not prove to be accurate. These risks and uncertainties include those associated with the progress of industry and other supply chain transparency and smelter or refiner validation programs for Conflict Minerals (including the possibility of inaccurate information, fraud and other irregularities), inadequate supplier education and knowledge, limitations on the ability or willingness of suppliers to provide more accurate, complete and detailed information, limitations on the Company’s ability to verify the accuracy or completeness of any supply chain information provided by suppliers and other factors discussed under the heading “Risk Factors” as described in the Company’s annual report on Form 10-K filed with the Securities and Exchange Commission (the “SEC”) on March 8, 2024 and other documents subsequently filed with or furnished to the SEC. These forward-looking statements are made only as of the date hereof, and, except as required by applicable law, the Company undertakes no obligation to update or revise the forward- looking statements, whether as a result of new information, future events or otherwise.